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15048093

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41740

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2014 (MM/DD/YY) AND ENDING 12/31/2014 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ross, Sinclaire & Associates

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

700 Walnut St Suite 600
(No. and Street)

Cincinnati (City) OH (State) 45202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Clark Schaefer Hackett
(Name – *if individual, state last, first, middle name*)

One East Fourth Street Ste 1200 Cincinnati OH 45202
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☐ Certified Public Accountant
- ☑ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
FEB 27 2015
13 REGISTRATIONS BRANCH

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

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Ross, Sinclaire & Associates, LLC

Statement of Financial Condition as of December 31, 2014

Filed pursuant to Rule 17a5(c)(3) as a Public document.

ROSS, SINCLAIRE & ASSOCIATES, LLC

CONTENTS
DECEMBER 31, 2014

CLARK SCHAEFER HACKETT
STRENGTH IN NUMBERS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
Ross, Sinclaire & Associates, LLC
Cincinnati, Ohio

We have audited the accompanying statement of financial condition of Ross, Sinclaire & Associates, LLC (the "Company") as of December 31, 2014, that is filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statement. The Company's management is responsible for this financial statement. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial position presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Ross, Sinclaire & Associates, LLC as of December 31, 2014 in accordance with accounting principles generally accepted in the United States of America.

Clark, Schaefer, Hackett & Co.

Cincinnati, Ohio
February 26, 2015

one east fourth street, ste. 1200
cincinnati, oh 45202

www.cshco.com
p. 513.241.3111
f. 513.241.1212

cincinnati | cleveland | columbus | miami valley | northern kentucky | springfield | toledo

ROSS, SINCLAIRE & ASSOCIATES, LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2014

ASSETS	
CASH	$ 858,785
DEPOSITS WITH CLEARING BROKER AND OTHERS	58,182,055
NOTES RECEIVABLE - Net of allowance of $300,000	289,744
RECEIVABLE FROM RELATED PARTIES - Net of allowance of $300,000	496,337
SECURITIES OWNED AT FAIR VALUE	73,542,988
FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS — Net	194,358
GOODWILL — Net	62,777
OTHER ASSETS	839,757
TOTAL ASSETS	$ 134,466,801
LIABILITIES AND MEMBERS' EQUITY	
SECURITIES SOLD, NOT YET PURCHASED AT FAIR VALUE	$ 65,636,764
PAYABLE TO CLEARING BROKER	45,656,963
NOTE PAYABLE	725,000
ACCOUNTS PAYABLE, ACCRUED EXPENSES, AND OTHER LIABILITIES	4,713,123
MEMBERS' EQUITY:	
Additional paid-in capital	19,036,986
Note receivable from members	(1,302,035)
Total members' equity	17,734,951
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 134,466,801

See notes to financial statement.

1. CORPORATE STRUCTURE

Ross, Sinclaire & Associates, LLC (the "Company") is a broker-dealer registered with the U.S. Securities & Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority, Inc. (FINRA). The Company clears all transactions on a fully-disclosed basis through its clearing broker. The Company is an Ohio limited liability corporation (LLC). Ross, Sinclaire & Associates, Inc. (RSAI) owns 89.5% of the Company. Two individual members own the remaining 10.5% of the Company. The Company accepted a note from each of the minority members in exchange for their ownership share.

In its capacity as a broker-dealer, the Company executes principal transactions, agency transactions and performs underwriting, financial advisory, and investment banking services. The Company conducts business with other broker-dealers on behalf of its customers and for its own proprietary accounts. The Company's customers are primarily located throughout the midwestern and southeastern United States.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting — The accompanying financial statements are presented on the accrual basis of accounting following accounting principles generally accepted in the United States of America ("generally accepted accounting principles").

Use of Estimates — The preparation of the financial statement in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement. Actual results may differ from those estimates.

Cash — Cash consists of demand deposit accounts with depository institutions that, at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk.

Depreciation — Depreciation is provided on a straight-line basis for furniture, equipment, software, and leasehold improvements over the estimated useful lives of the related assets (ranging from 3 to 10 years).

Securities Transactions — Securities owned and securities sold, not yet purchased, are recorded at fair market value on a trade-date basis.

Taxes —Non-income taxes, such as revenue and property taxes, are accrued by the Company and recorded within Accounts payable, accrued expenses, and other liabilities in the accompanying Statement of Financial Condition.

The Company also applies the guidance under ASC Topic 740, *Income Taxes* ("ASC 740"). Under these provisions, the Company evaluates uncertain tax positions by reviewing against applicable tax law all positions taken by the Company with respect to tax years for which the statute of limitations is still open (2011 – 2013). ASC 740 provides that a tax benefit from an uncertain tax position may be recognized when it is more likely than not that the position will be sustained upon examination,

including resolutions of any related appeals or litigation processes, based on the technical merits. The Company does not have a liability for uncertain tax positions as of December 31, 2014.

3. FURNITURE, EQUIPMENT, SOFTWARE, AND LEASEHOLD IMPROVEMENTS

Furniture, equipment, software, and leasehold improvements at December 31, 2014 consist of the following:

Furniture and equipment	$ 922,527
Software	93,468
Leasehold improvements	1,296
Total	1,017,291
Less accumulated depreciation	(822,933)
Furniture, equipment, software, and leasehold improvements — net	$ 194,358

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-l under the Securities Exchange Act of 1934, the Company is required to maintain minimum net capital, as defined under such provisions. Net capital and the related ratio of net capital to aggregate indebtedness may fluctuate on a daily basis. At December 31, 2014, the Company's net capital of $8,896,853 exceeded its required net capital of $362,542 by $8,534,311. The Company's ratio of aggregate indebtedness to adjusted net capital at December 31, 2014 was 0.61 to 1, as compared to a maximum allowable ratio of 15 to 1.

The Company has entered into an agreement with its clearing broker that allows the Company to include its proprietary assets as allowable assets in its net capital computation. This agreement conforms to the requirements related to the capital treatment of assets in the proprietary account of an introducing broker (PAIB) and to permit the Company to use its assets held by or on deposit with its clearing broker in its capital computations.

5. RELATED-PARTY TRANSACTIONS

The Company leases certain office space from its members.

Receivables from related parties aggregating $796,337 were due from the members of the Company, entities owned by the members of the Company, and employees of the Company at December 31, 2014. An allowance for doubtful accounts of $300,000 has been recorded as of December 31, 2014 related to these receivables.

During 2012 the Company issued a $1,000,000 note payable related to the purchase of the membership interest of a minority member. The note payable bears interest at the prime interest rate of the Company's primary bank and has a term of 10 years with annual principal payments totaling

$100,000. The note payable balance at December 31, 2014 is $725,000 and is secured by the assets of the Company.

6. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company clears all customer transactions through a clearing broker on a fully disclosed basis. The Company's exposure to credit risk associated with nonperformance of its customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customer's ability to satisfy their obligations to the Company. The Company, through its clearing broker, seeks to control the aforementioned risks by requiring customers to maintain margin collateral in compliance with various regulatory and internal guidelines. The Company's clearing broker monitors required margin levels daily and pursuant to such guidelines requires the customer to deposit additional collateral, or reduce positions, when necessary. The Company's policy is to monitor its market exposure and counterparty risk. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of each customer with which it conducts business.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company purchases proprietary securities positions ("long positions") in equity and fixed income securities. The Company also enters into transactions to sell securities not yet purchased ("short positions"), which are recorded as liabilities in the accompanying Statement of Financial Condition. The Company is exposed to market risk on these long positions and short positions as a result of decreases in market value of long positions and increases in market value of short positions. Short positions create a liability to purchase the security in the market at prevailing prices. Such transactions result in off-balance sheet market risk as the Company's ultimate obligation to satisfy the sale of securities sold, but not yet purchased may exceed the amount recorded in the accompanying Statement of Financial Condition. These securities positions are marked to market daily.

7. FAIR VALUE MEASUREMENTS

ASC 820, *Fair Value Measurements and Disclosures*, provides a framework for measuring fair value under generally accepted accounting principles and defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. ASC 820-10 also establishes a fair value hierarchy, which prioritizes the inputs to valuation techniques used to measure fair value into three broad levels. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). A financial instrument's categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the instrument's fair value measurement. The three levels within the fair value hierarchy are described as follows:

Level 1 — Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date. Level 1 securities include exchange-traded equities and US Treasury Bonds.

Level 2 — Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include: quoted prices for similar assets or

liabilities in active markets; quoted prices for identical or similar assets or liabilities in markets that are not active; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. Level 2 securities include corporate and municipal bonds and federal agency mortgage backed securities.

Level 3 — Unobservable inputs for the asset or liability for which there is little, if any, market activity at the measurement date. Unobservable inputs reflect the Company's own assumptions about what market participants would use to price the asset or liability. The inputs are developed based on the best information available in the circumstances, which might include the Company's own financial data such as internally developed pricing models, discounted cash flow methodologies, as well as instruments for which the fair value determination requires significant management judgment. The Company did not hold Level 3 securities at December 31, 2014 or during the year then ended.

The assets and liabilities measured at fair value on a recurring basis as of December 31, 2014 are as follows:

	Level 1	Level 2	Level 3	Total
Securities owned:				
Municipal bonds	$ -	$ 55,350,095	$ -	$ 55,350,095
Corporate bonds	-	1,140,161	-	1,140,161
Government bonds	14,832,982	2,109,782	-	16,942,764
Equities	109,968	-	-	109,968
Totals	$ 14,942,950	$ 58,600,038	$ -	$ 73,542,988
Securities sold, not yet purchased				
Government bonds	$ 65,636,764	$ -	$ -	$ 65,636,764
Totals	$ 65,636,764	$ -	$ -	$ 65,636,764

8. GUARANTEES

ASC 460-10, *Guarantees*, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460-10 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying that is related to an asset, liability or equity security of a guaranteed party. ASC 460-10 also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement as well as indirect guarantees of the indebtedness of others.

The Company guarantees all of the customer margin account balances held by its clearing broker. The Company is responsible for payment to its clearing broker for any loss, liability, damage, cost

or expense incurred as a result of customers failing to comply with margin or margin maintenance calls on all margin accounts. The margin account balance held by the clearing broker as of December 31, 2014 was $4,742,873. In the event of any customer default, the Company has rights to the underlying collateral provided. Given the existence of the underlying collateral provided as well as the negligible historical credit losses, the Company does not maintain any loss reserve.

9. COMMITMENTS AND CONTINGENCIES

The Company leases certain equipment and office space under operating lease agreements, including with related parties, which expire at various dates through the fiscal year ending 2020, with rent payable in monthly installments.

Minimum future payments required under the non-cancellable leases are as follows for the years ending December 31:

2015	$ 1,207,987
2016	832,377
2017	635,236
2018	482,168
2019	336,364
2020	50,251
	$ 3,544,383

In addition, there are litigation matters that arise in the normal course of business. While it is impossible to ascertain the ultimate resolution or range of financial liability with respect to these contingent matters, management believes any resulting liability from these other actions would not have a material effect upon the Company's financial position.

In the normal course of business, the Company enters into underwriting commitments. For these underwriting transactions, settlement of these transactions as of December 31, 2014 would not have a material effect on the Company's financial position.

10. EMPLOYEE BENEFIT PLAN

The Company offers a simple IRA retirement plan available to any employee that has earned a minimum of $5,000 in the previous year and expected to earn at least $5,000 in the coming plan year. Employees can contribute up to 17% each payroll period on a pre-tax basis, subject to Internal Revenue Service annual limitations. The Company match is determined by management each year. Funds are fully vested at the time of contribution and the investments are under the control of the employee.

11. SUBSEQUENT EVENTS

We have evaluated subsequent events through February 26, 2015, the date the financial statements were available for issuance, to determine if either recognition or disclosure of significant events or transactions was required.